EXHIBIT 12(b)

CLECO POWER
Computation of Earnings to Fixed Charges
(Unaudited)

	For the three months ended		For the nine months ended		For the twelve months ended	
(Thousands, except ratios)			September 30, 2004			
Earnings from continuing operations	$	16,792	$	38,695	$	50,603
Income taxes		9,450		22,044		27,628
Earnings from operations before income taxes	$	26,242	$	60,739	$	78,231
Fixed charges:						
Interest, long-term debt	$	6,729	$	20,174	$	26,850
Interest, other (including interest on short-term debt)		512		397		849
Amortization of debt expense, premium, net		453		1,350		1,790
Portion of rentals representative of an interest factor		76		242		319
Total fixed charges	$	7,770	$	22,163	$	29,808
Earnings from continuing operations before income taxes	$	26,242	$	60,739	$	78,231
Plus: total fixed charges from above		7,770		22,163		29,808
Earnings from continuing operations before income taxes and fixed charges	$	34,012	$	82,902	$	108,039
Ratio of earnings to fixed charges		4.38 x		3.74 x		3.62 x